UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1 to Form 6-K filed on August 11, 2021)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒  Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Avino Gold and Silver (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A (the “Amendment”) to provide its six-month interim financial statements and Management’s Discussion & Analysis for the six months ended June 30, 2021 and to incorporate such financial statements and discussion into the Company’s registration statements referenced below.

This Form 6-K, including exhibits 99.1 and 99.2 attached hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file number 333-252081 and 333-226963) and Form S-8 (Registration file number 333-195120) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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Exhibits:

99.1	Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2021 and 2020
99.2	Management Discussion and Analysis
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: August 18, 2021	By:	/s/ Nathan Harte
Nathan Harte
Chief Financial Officer

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